LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@agronlaw.com

August 8, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	PhotoAmigo, Inc. Registration Statement on Form 8-A 12G File No. 00054439 Filed on June 15, 2011

Attn:	Mark. P. Shuman Division of Corporation Finance Mail Stop 4561

Dear Mr. Shuman:

On behalf of PhotoAmigo, Inc., we herewith request withdrawal of the Company’s Registration Statement on Form 8-A filed with the Commission on June 15, 2011.  This request for withdrawal is being filed with the Commission on its Edgar system pursuant to Form RW.

/s/ Gary A. Agron
Gary A. Agron
Attorney In Fact for PhotoAmigo, Inc.